5 Generation Bakers, LLC

OFFERING STATEMENT



Issuer Name	5 Generation Bakers, LLC
Doing Business As	5 Generation Bakers
Offering Amount	$100,000.00 – $207,000.00
Security Type	Subordinated Secured Loan
Interest Rate	10.00% annually
Maturity	6 months interest-only, followed by 30 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate Lien on assets of the Company
Personal Guaranty	Scott Baker
First Payment	30 days after campaign end date

COMPANY OVERVIEW

5 Generation Bakers, has been selling our beloved Jenny Lee Swirl Bread across the U.S. for 14 years. Our major partnership with QVC has catapulted us to more than $5 million in revenue in 2023 and more than 130% growth since 2020. We are ready to expand into new spaces including RTO Sandwiches, French Toast and School Breakfast Programs, and other baked goods such as cookies, bars, cakes, and whoopie pies. Join us as we bring generations of love for sticky goodness to consumers across the country.

Company History
5 Generation Bakers started baking in 2010 to continue the legacy of Jenny Lee Swirl Breads - first baked by Scott's great, great grandfather Michael A. Baker in 1875 and then again by his grandfather Paul M. Baker when he opened Jenny Lee Bakery in the heart of Pittsburgh in 1938. 5GB grew rapidly in the first 6 years and eventually moved into a state of the art, modern bakery in 2016. After 8 years of double digit sales growth, 5GB hit a rough patch with the loss of a concentrated risk customer in late 2018. This loss handicapped the business howeve they were strategic and focused on rebuilding sales. When the pandemic hit in early 2020, 5GB had just rediscovered it's stride. Now with the shutdown reducing sales and opportunities once again, 5GB focused on Reseach and Development and Marketing in an effort to survive. Not only did they survive, but they thrived growing 15% in 2020, then 24% in 2021, 20% in 2022 and a whopping 36% in 2023. Much of this growth was made possible by the commitment to R&D during the slow months of the pandemic. Now with a recovered topline and confidence to expand in new markets with new products, 5GB is poised to grow. There is great excitement behind their launching of the new Jenny Lee Sammich line, Jenny Lee school breakfast sandwiches, Jenny Lee Bake Mix and more initiatives. Through the first quarter of 2024, 5GB 25% ahead of the previous year.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Scott Baker	Limited Liability Company	56.31%
Minority Ownership (all less than 20%)	Limited Liability Company	43.69%

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Scott Baker
Title: President
Work History: Scott has been founder and President of 5 Generation Bakers since the business was founded in 2009
Biography: Scott Baker is President and founder of 5 Generation Bakers. Since early 2010, he oversees a talented group of bakers that manufacture gourmet cinnamon swirl breads and other quality goods for retailers, restaurants, and other food service outlets. Locally the bread is marketed under the Jenny Lee brand name. As the name of the new bakery implies, Scott is the 5th generation of the Baker family in the baking business.

Scott's work history includes working for Jenny Lee Bakery as a full time production employee while he was enrolled as a full time student in the University of Pittsburgh's College of General Studies. During his Pitt career, he took a semester off to attend the American Institute of Baking and received his degree in the Science and Technology of Baking. After receiving his CBT, Scott accepted a position with City Pride Bakery in Pittsburgh, PA. Scott graduated from Pitt in 1994 with a business degree and rejoined the family business the following year.

When Jenny Lee Bakery closed a few months shy of its 70th anniversary in 2008, Scott's first move was to secure the trademark rights to the Jenny Lee brand name and soon began creating a business plan for his new bakery. Nearly 2 years later, in February of 2010, he fired the ovens up once again. In the time since then, 5 Generation Bakers has reached customers in over 5000 supermarkets, retailers, restaurants and food service operators from Chicago to the East Coast, France, Japan and Trinidad. 5 Generation Bakers was named one of the fastest growing private companies in Pittsburgh by the Pittsburgh Business Times for four years in a row as well as three consecutive years on Inc. Magazine's "Inc. 5000" list of the fastest growing private companies in America.

In 2004, Scott was a founding board member of the McKees Rocks Community Development Corporation. During more than a decade of service, he served as vice president, board president, multiple committee chairs, and many other volunteer roles. His leadership within the MRCDC successfully oversaw the board through an aggressive strategic and governance plan implementation. Working towards the shared vision of community revitalization, Scott founded the Run Your Rox Off 5K in 2009 raising over fifty thousand dollars in the first 5 years.   This popular community event attracted hundreds of runners and spectators to McKees Rocks annually.

Throughout Scott's business career, he has been very involved with the community. His past community and board involvement includes elected president three times for the McKees Rocks Rotary Club (member since 1995), serving as board member and eventually president of the University of Pittsburgh CGS Alumni Society, serving on the University of Pittsburgh Alumni Association board of directors, serving on the board of directors for Focus On Renewal, participating with an F.O. R. steering committee that oversaw the addition of the first public library in McKees Rocks, serving as board member and president of the Western Area Bakers Association and serving on the board of directors for the national Retailers Bakery Association.

Scott has been recognized and awarded for his volunteer efforts by Rotary as well as being presented with the University of Pittsburgh Volunteer Excellence Award in 2006 and awarded the Father Don Fisher Community Advocate Award in 2019 by Focus on Renewal.

In 2016, Scott was nominated for the Pittsburgh Smart 50 Award hosted by Smart Business Magazine and was awarded the top prize for his impact on Sustainability. Scott was a finalist for the EY 2017 Entrepreneur of the Year in the Western Pennsylvania region. Food Quality and Safety Magazine named 5 Generation Bakers the winner of their 16th annual Food Quality & Safety Award in the small business category in 2017. Scott was the winner of the 2019 Pittsburgh Business Ethics Excellence Award hosted by the Pittsburgh Rotary Club and the University of Pittsburgh's David Berg Center for Ethics and Leadership.

Scott completed the University of Pittsburgh Institute for Entrepreneurial Excellence Entrepreneurial Fellows Class (EFC) in 2019 and joined a growing network of western PA business leaders. In spring of 2021, Scott was nominated to join Leadership Pittsburgh and was accepted into the program. With a

desire to learn more and have a lasting impact on the Pittsburgh community, the nomination was accepted. Scott completed the rigorous 9 month program in June 2022.

Scott is a lifelong resident of the Pittsburgh region. He was raised in Moon Township, graduating from Moon Area High School in 1989. Today, together with his wife Joella and son Zachary, he resides in Harmony Township, 30 miles north of Pittsburgh.

Jessie Neal
Title: Director of HR and Food Safety
Work History: Jessie has grown in this role with 5 Generation Bakers over the past 10 years.
Biography: Jessie is a dedicated HR professional with over 9 years experience in various HR functions including compliance, recruiting, training, employee relations, and benefits. In addition to HR responsibilities, Jessica is currently responsible for overseeing Quality Assurance and Food Safety management programs. Being both HACCP and PCQI certified, she is committed to ensuring food safety, quality, and consistency. She applies her strong leadership abilities to coach and manage employees to accomplish these initiatives. Previously, she has gained experience working in various industries including professional services, financial services, and insurance.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We have grown explosively over the past 6 months and are nearing our current capacity. Since our business continues to grow, we need to FIND more capacity. We are doing some of that internally by hiring more employees (we're up to 50!), better training, process improvement and extending shifts. This has provided about a 25% boost in output the last few months however, it's still not enough. During the past 3 months, we've been producing about 90,000 loaves of bread per week and are still not able to keep up with orders.

Knowing this growth has been coming for some time, we started searching for a manufacturing partner since last August. After extensive meetings, interviews and bakery inspections, we finally found the perfect bakery partner. This bread bakery is very close – about a 4 hour drive and has enough excess capacity to produce up to about 30,000 loaves of bread for us. There are several benefits to this co-manufacturing partnership. Aside from increasing our capacity immediately, having more than one baking facility makes our customers happy to know that we have now built redundancy and contingency.

We were able to loan out about 360 of our special bakery crimp pans and we received our first delivery from this partner the first week in February. That delivery provided just under 5000 loaves that week. The second week was better with about 7800 loaves and we expect the third delivery to provide nearly 9000 loaves. In order to bake more consistently and around the clock, this partner needs more crimp pans. We have committed to providing them another 500 sets to get them operating efficiently.

So in our bakery, we can produce between 1000 to 1200 loaves of bread per hour. On the finishing side, we can process MUCH faster because we have two bread slicer lines. Now that we are supplementing our volume with the bakery partner, we'd like to improve the butter and cinnamon sugar process as well

as increase efficiency. Right now, we're literally melting butter on a candy stove over an open flame. We can purchase a special water jacketed tank, generally intended for chocolate melting, to melt our better much faster, more consistently and in larger batches and directly pump it into the butter bath. This chocolate melter will make the process faster, cleaner and safer.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Purchasing more signature crimp pans	$120,000.00
Production department improvements	$40,000.00
Jacketed Icing Melter equipment	$46,708.90
Working Capital	$291.10
Total	$207,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by Scott Baker. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$207,000.00
Less: Intermediary Fee*	- $8,500.00	- $16,525.00
Less: Admin Fee**	- $109.00	- $109.00
Net Proceeds	$91,391.00	$190,366.00

*Applied at a marginal-rate based upon the amount raised:
      Up to $100,000 = 8.5%; $100,001+ = 7.5%
** $84.00 fee to file UCC-1 with PA Department of State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in 5 Generation Bakers, LLC and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with 5 Generation Bakers, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 10.00% per year. The accrual of interest will begin after a 30-day interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- Your Note will pay interest-only for the first 6 months following the 30-day interim period. After 6 months, the loan will become fully amortizing and accrue interest and principal payments for the remainder of the 36 month term.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting 30-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 36 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

> n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   Honeycomb offering raised $203,080.48 closed 7/29/2024

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a subordinate lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
HNB	$3,684,344.00	5%	12/31/2040	$25,000.00
HNB	$272,799.00	5%	12/31/2027	$3,069.00
Libertas	$155,301.00	19%	09/19/2025	$38,724.00
SBA	$346,050.00	4%	06/24/2052	$1,787.00
Sampson Bank	$193,750.00	19%	10/07/2025	$31,000.00
Total Balance	$4,652,244.00			$99,580.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer. *See Exhibit D for Reviewed Financial Statements by a Certified Public Accountant*

Balance Sheet

ASSETS	2024
Cash & Equivalents	211,750
Accounts Receivable	618,517
Fixed Assets	2,256,170
Other Assets	88,611
TOTAL ASSETS	**3,175,048**
LIABILITIES & EQUITY	
Accounts Payable	370,081
ST-Debt Payable	764,852
LT-Debt Payable	4,214,392
TOTAL LIABILITIES	**5,349,324**
Retained Earnings	(2,760,300)
Net Income	(277,450)
TOTAL OWNER'S EQUITY	**(2,174,277)**
TOTAL LIABILITIES & EQUITY	**3,175,048**

Income Statement

INCOME	2024
Total Revenue	5,827,062
Cost of Goods Sold	3,806,738
GROSS PROFIT	**2,020,323**
Operating Expenses	2,140,834
NET INCOME	**(277,450)**

Statement of Cash Flows

	2024
NET INCOME (LOSS)	(277,450)
CASH FLOW ACTIVITIES	
Net Cash from Operations	275,891
Net Cash from Investing	184,956
Net Cash from Financing	16,586
NET INCREASE (DECREASE) IN CASH	199,983

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)   in connection with the purchase or sale of any security;

    ii)   involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a)   association with an entity regulated by such commission, authority, agency or officer;
        b)   engaging in the business of securities, insurance or banking;
        c)   engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section

15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

NOTE PURCHASE AGREEMENT

5 Generation Bakers, LLC,

as the Issuer,

AND

_____

as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among 5 Generation Bakers, LLC (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Recitals.

The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II
NOTE PURCHASE TERMS

2.1 Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $207,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2 Payment Terms.

(a) Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day 30 days after the Offering Period has ended and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	5 Generation Bakers, LLC
Doing Business As	5 Generation Bakers

Offering Amount	$100,000.00 –$207,000.00
Security Type	Subordinated Secured Loan
Interest Rate	10.00% annually
Maturity	6 months interest-only, followed by 30 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate Lien on assets of The Company
Personal Guaranty	Scott Baker
First Payment	30 days after campaign end date

2.3   Payments.

(a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5　　　Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6　　　No Right to Cancel.

Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7　　　Issuer's Right to Reject Subscription.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1　　　Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.2　　　Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.3　　　Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.4　　　Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a)　　　Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's

subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to

pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l) No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m) No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n) Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o) Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i) Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii) Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p) Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i) Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii) Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii) Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv) Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v) Anti-Terrorism and Money Laundering.
(A) Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.
(B) Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
(C) Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

4.1 Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a) Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b) Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c)   Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2   Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

ADMINISTRATIVE AGENT

5.1   Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

(a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

(c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "Required Holders"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement

Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5   Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6   Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a)   Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

(b)   Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

(c)   Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees

that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

5.7   Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent,

the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI

EVENTS OF DEFAULT

6.1   Event of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is

continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4   Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

7.1   LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2   NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or

fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)   Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

(c)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the

Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECURITY AGREEMENT

This Security Agreement by 5 Generation Bakers, LLC, PA Limited Liability Co (the "<u>Debtor</u>"), having a principal place of business located at 1100 Chartiers Avenue, McKees Rocks, PA 15136 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "<u>Collateral Agent</u>" or "<u>Secured Party</u>").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "<u>NPA</u>") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "<u>Notes</u>") to holders (the "<u>Holders</u>") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "<u>Title III Offering</u>"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "<u>Portal</u>"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a junior security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   Grant of Security Interest. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "<u>Security Interest</u>") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "<u>Collateral</u>"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "<u>Code</u>"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2.   Rights and Remedies of a Secured Party. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   Authorization to File Financing Statements. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   Debtor's Warranties, Representations and Agreements. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is PA. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not

permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Debtor will comply with each covenant set forth in the NPA;

(m) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(n) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(o) To further the attachment, perfection, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request

and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i)   executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii)   causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii)   complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv)   obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v)   obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi)   taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a)   The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC
	6008 Broad Street
	Pittsburgh, PA 15206
Debtor	c/o Scott Baker
	5 Generation Bakers, LLC
	1100 Chartiers Avenue, McKees Rocks, PA 15136

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court

shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **Waiver of Jury Trial**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"<u>Collateral</u>" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[signed] Scott A Baker

_____

Scott Baker

5 Generation Bakers, LLC

5 GENERATION BAKERS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
5 Generation Bakers, LLC
Harmony, Pennsylvania

We have reviewed the accompanying financial statements of 5 Generation Bakers, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 10, 2023
Los Angeles, California

5 GENERATION BAKERS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	54,319	$	62,738
Acccounts Receivable, net		410,702		332,416
Inventory		-		-
Prepaids and Other Current Assets		10,535		26,183
Total current assets		**475,556**		**421,338**
Property and Equipment, net		2,687,387		2,928,096
Total assets	**$**	**3,162,942**	**$**	**3,349,434**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	292,207	$	150,201
Credit Cards		16,996		32,117
Current Portion of Loans and Notes		618,202		268,555
Current Portion of Convertible Note		30,000		30,000
Other Current Liabilities		45,356		-
Total current liabilities		**1,002,761**		**480,873**
Promissory Notes and Loans		4,051,884		4,584,908
Convertible Note		50,000		50,000
Total liabilities		**5,104,644**		**5,115,781**
MEMBERS' EQUITY				
Members' Equity		(1,941,702)		(1,766,347)
Total Members' Equity		**(1,941,702)**		**(1,766,347)**
Total Liabilities and Members' Equity	**$**	**3,162,943**	**$**	**3,349,434**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,756,697	$ 3,110,708
Cost of Goods Sold	2,438,278	1,626,422
Gross profit	1,318,419	1,484,286
Operating expenses		
General and Administrative	1,415,057	1,953,609
Sales and Marketing	167,152	133,799
Total operating expenses	1,582,209	2,087,408
Operating Income/(Loss)	(263,791)	(603,122)
Interest Expense	226,636	151,445
Other Loss/(Income)	(292,951)	(432,517)
Income/(Loss) before provision for income taxes	(197,476)	(322,050)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (197,476)	$ (322,050)

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	$	**(1,397,579)**
Capital Distribution		(46,718)
Net income/(loss)		(322,050)
Balance—December 31, 2021	$	**(1,766,347)**
Capital Contribution		22,121
Net income/(loss)		(197,476)
Balance—December 31, 2022	$	**(1,941,702)**

See accompanying notes to financial statements.

5 GENERATION BAKERS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(197,476)	$	(322,050)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		253,246		252,400
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(78,285)		(103,524)
Inventory		-		331,003
Prepaids and Other Current Assets		15,648		84,873
Accounts Payable		142,006		(106,773)
Credit Cards		(15,121)		32,117
Other Current Liabilities		45,356		(7,736)
Net cash provided/(used) by operating activities		**165,374**		**160,310**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(12,537)		-
Sale/disposal of Fixed Assets		-		33,115
Net cash provided/(used) in investing activities		**(12,537)**		**33,115**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		(46,718)
Capital Contribution		22,121		-
Promissory Notes and Loans		(183,378)		(120,791)
Net cash provided/(used) by financing activities		**(161,256)**		**(167,509)**
Change in cash		(8,419)		25,915
Cash—beginning of year		62,738		36,823
Cash—end of year	$	**54,319**	$	**62,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	226,636	$	151,445
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

5 Generation Bakers, LLC was formed on June 12, 2009, in the state of Pennsylvania. The financial statements of 5 Generation Bakers, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Harmony, Pennsylvania.

Generation Bakers is a commercial bakery manufacturer in its thirteenth year of business that specializes in the production of high quality, frozen baked products for the consumer market and food service industry. Best-in-class methods and deep industry experience, as well as a niche product line, are what sets this company apart from others. 5 Generation Bakers strategy is rooted in the successful wholesale business developed by Scott Baker and his fifteen years of experience with Jenny Lee Bakery. The Baker Family holds the value and quality of the production of these products in high regard and are very protective of the importance of product integrity and consistency. Without the existence of these two characteristics, a critical part of the product character would be missing. 5 Generation Bakers seeks to partner with organizations or manufacturers that also recognize and appreciate these same qualities and values.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Building	40 years
Building Improvements	40 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its frozen baked products.

Cost of sales

Costs of sales include the cost goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $167,152 and $133,799, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Utility Deposit	$ 6,885	$ 6,885
Payroll Advance	3,650	-
Interest bearing note	-	19,298
Total Prepaids and other current asset	**$ 10,535**	**$ 26,183**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 45,356	$ -
Total Other Current Liabilities	**$ 45,356**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 1,292,798	$ 1,280,261
Building	1,490,327	1,490,327
Building Improvements	1,534,117	1,534,117
Property and Equipment, at Cost	**4,317,242**	**4,304,704**
Accumulated depreciation	(1,629,855)	(1,376,609)
Property and Equipment, Net	**$ 2,687,387**	**$ 2,928,096**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $253,246 and $252,400, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Scott A Baker	60.8%
Mina Baker Knoll	4.2%
Eight Aces Investments, LLC	8.3%
Scott Kavanagh	4.2%
1GB, LLC	4.2%
Christopher D. Manna	4.2%
Others	14.2%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Knight Capital- capital funding	$ 135,000	5.00%	6/14/2019	1/20/2022	$ 17,217	$ 17,217	$ 46,500	$ -	$ 63,717	$ 10,467	$ 10,467	$ -	$ 48,054	$ 58,521
Promissory Note- Kabbage	$ 88,400	5.00%	4/11/2019	4/11/2020	$ 12,049	$ 12,049	$ 15,563	$ -	$ 27,612	$ 7,629	$ 7,629	$ 22,270	$ -	$ 29,899
Wesbanco Loan	$ 50,000	8.99%	2/1/2019	3/1/2025	$ 13,103	$ 13,103	$ -	$ 38,629	$ 51,732	$ 8,608	$ 8,608	$ -	$ 44,894	$ 53,502
Catalyst Connection -Promissory Note	$ 125,000	4.00%	3/6/2017	3/6/2024	$ 24,123	$ 24,123	$ -	$ 47,335	$ 71,458	$ 19,123	$ 19,123	$ -	$ 64,554	$ 83,677
Huntington Bank- Line of Credit	$ 350,000	5.75%	9/10/2015	4/15/2023	$ 20,125	$ 20,125	$ 321,827	$ -	$ 341,952	$ 20,125	$ 20,125	$ -	$ 350,000	$ 370,125
SBA EIDL Loan	$ 349,900	3.75%	6/1/2020	6/1/2050	$ 20,778	$ 20,778	$ 21,444	$ 328,556	$ 370,778	$ -	$ -	$ 8,772	$ 141,128	$ 149,900
Honeycomb- Promissory Note	$ 35,200	9.50%	8/24/2018	Payment of $739.27 per month	$ 3,089	$ 3,089	$ 8,868	$ 821	$ 12,778	$ 7,879	$ 7,879	$ 8,868	$ 2,281	$ 19,028
Promissory Note- Huntington Bank	$ 4,373,000	5.00%	11/30/2016	4/15/2023	$ 218,650	$ 218,650	$ 204,000	$ 3,636,543	$ 4,059,193	$ 218,650	$ 218,650	$ 204,000	$ 3,933,998	$ 4,356,648
Webbank -Business Loan Agreement	$ 150,000		2/20/2019	Paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,645		$ 24,645
Total					**$ 329,135**	**$ 329,135**	**$ 618,202**	**$ 4,051,884**	**$ 4,999,221**	**$ 292,482**	**$ 292,482**	**$ 268,555**	**$ 4,584,908**	**$ 5,145,945**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 618,202
2024	3,706,143
2025	60,073
2026	21,444
Thereafter	264,224
Total	**$ 4,670,086**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 30,000	6.00%	6/1/2019	6/1/2020	1,800	4,655	30,000	-	30,000	1,800	2,855	30,000	$ -	32,855
2019 Convertible Notes	$ 50,000	8.00%	2/25/2019	2/25/2029	4,000	11,397	-	50,000	61,397	4,000	7,397	-	$ 50,000	57,397.26
Total					$1,800	$ 4,655	$ 30,000	$ 50,000	$ 30,000	$ 1,800	$ 2,855	$ 30,000	$ 50,000	$ 32,855

The convertible notes are convertible into units at a conversion price. The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing or (ii) the Conversion Cap Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 10, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $263,791, negative members' equity of $1,941,702, and liquid assets in cash of $54,319, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

5 GENERATION BAKERS, LLC

**FINANCIAL STATEMENTS (INCOME TAX BASIS),
SUPPLEMENTARY INFORMATION AND
INDEPENDENT ACCOUNTANTS'
COMPILATION REPORT**
December 31, 2023

5 GENERATION BAKERS, LLC

TABLE OF CONTENTS



420 Ft. Duquesne Blvd, Ste 1900, Pittsburgh, PA 15222
Tel: 412-281-8771 • Fax: 412-281-7001
email: info@louisplung.com

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Members
5 Generation Bakers, LLC
McKees Rocks, Pennsylvania

Management is responsible for the accompanying financial statements of 5 Generation Bakers, LLC, which comprise the statement of assets, liabilities and members' equity – income tax basis as of December 31, 2023, and the related statement of revenues, expenses and members' equity – income tax basis for the year then ended in accordance with the income tax basis of accounting, and for determining that the income tax basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the income tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all the disclosures ordinarily included in financial statements prepared in accordance with the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, and members' equity, revenues, and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Supplementary Information

The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. The supplementary information was subject to our compilation engagement. We have not audited or reviewed the supplementary information and do not express an opinion, a conclusion, nor provide any form of assurance on such information.

Louis Plung & Company, LLP

Pittsburgh, Pennsylvania
April 19, 2024

American Institute of
Certified Public Accountants

RSM US Alliance

RSM

Pennsylvania Institute of
Certified Public Accountants

5 GENERATION BAKERS, LLC

STATEMENT OF ASSETS, LIABILITIES, AND MEMBERS'
EQUITY – INCOME TAX BASIS
December 31, 2023

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	89,235
Accounts receivable		513,586
Accounts receivable - employee		4,258
Total current assets		607,079
PROPERTY AND EQUIPMENT		
Building		1,490,327
Building improvements		1,534,117
Machinery and equipment		1,302,864
		4,327,308
Less accumulated depreciation		(1,738,211)
Net property and equipment		2,589,097
OTHER ASSETS		
Deposits		6,885
Total other assets		6,885
TOTAL ASSETS	$	3,203,061

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Lines of credit	$	544,257
Current portion of long-term debt		58,691
Accounts payable		151,163
Total current liabilities		754,111
NON-CURRENT LIABILITIES		
Long-term debt - less current portion		4,148,787
Total liabilities		4,902,898
MEMBERS' EQUITY		(1,699,837)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,203,061

See independent accountants' compilation report.

5 GENERATION BAKERS, LLC

STATEMENT OF REVENUES, EXPENSES, AND MEMBERS'
EQUITY – INCOME TAX BASIS
For the Year Ended December 31, 2023

NET SALES	$	5,132,906
COST OF SALES		
Purchases		2,105,417
Freight		179,048
Direct labor		1,105,890
Total cost of sales		3,390,355
Gross profit		1,742,551
OPERATING EXPENSES (SCHEDULE I)		1,726,192
Income from operations		16,359
OTHER INCOME		
Other income		1,993
Net income		18,352
Members' equity - beginning		(1,965,371)
Contributions		408,099
Distributions		(160,917)
MEMBERS' EQUITY - ENDING	$	(1,699,837)

See independent accountants' compilation report.

<u>SUPPLEMENTARY INFORMATION</u>

5 GENERATION BAKERS, LLC

SCHEDULE I - OPERATING EXPENSES
For the Year Ended December 31, 2023

OPERATING EXPENSES

Advertising	$	140,362
Bad debt expense		15,623
Bank charges		11,670
Depreciation		108,356
Dues and subscriptions		7,631
Employee benefits		1,881
Equipment rental		51,910
Insurance		40,206
Interest expense		308,945
Legal and professional		11,582
Miscellaneous		14,674
Office expense		83,479
Parking expense		2,333
Payroll expenses		571,094
Real estate taxes		46,284
Rent		350
Repairs and maintenance		122,604
Supplies		41,484
Telephone		2,581
Travel and entertainment		16,452
Utilities		119,565
Vehicle expense		7,126
TOTAL OPERATING EXPENSES	$	1,726,192

See independent accountants' compilation report.